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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2008	2009	2010	2011	2012
Total fixed charges	$86,559	$112,981	$120,711	$123,893	$157,337

Earnings:
Earnings from continuing operations before income taxes	$273,602	$(155,370)	$34,291	$119,894	$257,116
Add:
Fixed charges	86,559	112,981	120,711	123,893	157,337
Amortization of capitalized interest	1,110	1,444	1,583	1,639	2,942
Cash distributions from equity method investments	445	—	2,508	300	2,600
Income from equity method investments	(90)	(3,505)	(1,562)	1,095	(699)
Subtract:
Interest capitalized	(9,486)	(12,228)	(2,766)	(1,121)	(26,061)

Total earnings	$352,140	$(56,678)	$154,765	$245,700	$393,235

Ratio	4.07	(0.50)	1.28	1.98	2.50

Deficit	$—	$(169,659)	$—	$—	$—

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  Exhibit 12.1